

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2015

Via E-mail
Lawrence Mendelsohn
Chairman and Chief Executive Officer
Great Ajax Corp.
9400 SW Beaverton-Hillsdale Hwy, Suite 131
Beaverton, OR 97005

> **Re: Great Ajax Corp.**
> **Registration Statement on Form S-11**
> **Filed March 27, 2015**
> **File No. 333-203048**

Dear Mr. Mendelsohn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Strategy, page 5

1.   We note that sub performing mortgage loans, which you previously identified as loans with between one and four delinquent payments in the last seven months, no longer appear to be one of your targeted assets, and we note your definitions of non-performing and re-performing loans have been revised. Please tell us whether these revisions reflect a change in strategy or, as applicable, clarify whether sub-performing loans have been subsumed under the other categories. Please also explain the decision to aggregate these categories and clarify whether any changes occurred with the status of your sub-performing loans.

Distributions, page 62

2.   In future periodic filings please disclose the tax status of distributions per share pursuant to Rule 3-15(c) of Regulation S-X.

Liquidity and Capital Resources, pages 79 – 81

3.   In future periodic filings, for each of the quarters since you entered into repurchase transactions, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter.   To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain the causes and business reasons. Also, disclose the maximum balance at any month-end.

Contractual Obligations, page 82

4.   In future periodic filings please disclose your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary.   Reference is made to footnote 46 of SEC Interpretive Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations"

Quantitative and Qualitative Disclosures About Market Risk, page 82

5.   In future periodic filings please expand to provide the quantitative information about your market risk.   Reference is made to Item 305(a) of Regulation S-K.

Selling Stockholders, page 126

6.   Please revise to identify each selling stockholder. For each selling stockholder that is a company or entity, please provide the name(s) of the natural persons with voting or dispositive control over the company's securities. Refer to Regulation S-K Compliance and Disclosure Interpretation Question 140.02.

7.   Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Please note that any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. In addition, be advised that a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter, unless the prospectus states, if true, that:

- the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

- at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Note 8 – Debt, pages F-20 – F-22

8.   In future periodic filings please include the disclosures for your long-term borrowings outlined within paragraph 470-10-50-1 of the Financial Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473, or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Anna T. Pinedo, Esq.
        Morrison & Foerster LLP